Exhibit 99.2

Copart – Q4 Earnings Call Transcript

Operator

Good day, everyone, and welcome to the Copart Incorporated Fourth Quarter Fiscal 2026 Earnings Call. Just a reminder, today’s conference is being recorded. Before turning the call over to management, I will share Copart’s safe-harbor statement. The company’s comments today include forward-looking statements within the meaning of the federal securities laws, including management’s current views with respect to trends, opportunities and uncertainties in the company’s industry. These forward-looking statements involve substantial risks and uncertainties. For more detail on the risks associated with the company’s business, we refer you to the section titled Risk Factors in the company’s Annual report on Form 10-K for the year ended, July 31st, 2025, and each of the company’s subsequent quarterly reports on Form 10-Q. Any forward-looking statements are made as of today and the company has no obligation to update or revise any forward-looking statements. I will now turn the call over to the company’s CEO and Executive Chairman, Jay Adair.

Jay Adair

All right. Thank you. Well, welcome everyone to the fourth quarter earnings call for 2026. I’ve got some prepared remarks that I’ll talk to and then I will turn it over to Leah Stearns, our CFO. And then we will open it up for questions. So, I’ll remind you that on the prior call, I talked about the three pillars of growth for Copart. We will continue to focus on international expansion on insurance. We’ll continue to focus on whole car expansion domestically and then we’ll continue to invest in technology and services that assist all of our customers.

Additionally, we view the differentiators for Copart as one, we are a business that is run by founders and that has a founder’s mindset. We don’t think in quarters or years, we think in decades. Very long-term. Number two, I would say liquidity. When you think about how our website functions, we are constantly focused on improving buyer activity and I’ll talk more about some of the buyer data that we’ve got, but that liquidity continues to be a differentiator.

And then in the spirit of acting like a startup, we are very fast. We’re moving very quickly and we’re bringing products and services to market in quarters, not in years. So, we expect to have some of that coming out in the next four quarters. Looking at global unit sales, we were down across the company, 2.9%. Domestically, that was down 5.7%. Internationally, we were up 10%. Global insurance units were down 4.2% with domestic insurance being down 7.5% and international insurance being up 11.2%.

With the exception of one single customer loss, domestic insurance assignments would be up 2.3%. Collision claim frequency, we are down 3.4% year-over-year. This is a moderation from a high of single-digit declines through 2025. Total loss frequency reached 23.3% in the second quarter of 2026, the highest second quarter on record, up from 22.4% in the same quarter last year.

Looking at severity, average collision severity was over $6,300 per claim, up nearly 8.8% year-over-year. Fastest in more than three years and the fourth straight quarter of acceleration.

Repair costs are up more than 50% from 2019 levels per data from CCC. Looking at rental car rates and that’s something that obviously costs or increases the cost of repair for insurers, that rose by 4.5% year-over-year. Obviously, every additional day of repair and any costs associated with that increase the total cost of repair.

Turning to the complexity of vehicles, I recently had a conversation with a client — friend of mine that was talking about how complex cars are. And there was a recent article by Parametric Technology Corporation that pointed out a military drone has 3.5 million lines of code. An Airbus aircraft has 30 million lines of code and the Windows 10 operating system has 50 million lines of code. What makes this interesting is that a new Tesla has approximately 100 million lines of code.

So, when we think about cars, they really are becoming computers on wheels. We believe total loss frequency will continue to go up. Vehicle miles traveled were up 0.27% year-over-year in the fourth quarter of 2026. Vehicles in operation or what we refer to as the car park was up 1.6% year-over-year in calendar quarter two 2026.

Looking at insurance ASPs, globally, we were up 3.1% year-over-year in the fourth quarter of ‘26. Domestically, we were up 3.7% year-over-year in fourth quarter ‘26 and internationally, we were up 3.3% year-over-year in fourth quarter ‘26. Turning to the Manheim used Vehicle value index. It was up 2.8% year-over-year in the fourth quarter of ‘26. So we are outpacing the Manheim Index. As we stated before, liquidity comes from buyers.

And so I’d like to give you some statistics now on why we believe and others believe that we have the greatest liquidity in the industry. Vehicles sold to buyers less than a year. This means that one year or more ago that buyer was not buying from Copart was likely not aware of Copart. Vehicles that have been sold to buyers less than a year for 2026 were 8.9% of our total vehicles. That number for fiscal year ‘25 was 8.3%.

So, we’ve seen nice growth there. Expanding it out an additional year vehicles sold to buyers that have been with Copart less than two years. For 2026, our total sales, they represented 21.7% of our vehicles. Now I’d like to turn to vehicles sold in the US to international buyers. These are buyers outside the US. Total units sold in fiscal year ‘26 represent 38.2% of our units. However, more importantly, the dollars purchased, the amount of dollars that were spent on the vehicles that we sold represented 45.7% of the total amount of dollars that we sold in the vehicles.

So they’re obviously buying a more valuable vehicle when they’re purchasing internationally. On the previous call, I spoke to AI and I think about AI as a very important differentiator for Copart. As we stated, we’ll continue to lower costs through automation. This is an important part of our journey and we are very focused on that. But I think even more important is using AI to create more demand for the vehicles that we’re selling.

The ability for a buyer to find that vehicle and to find a vehicle that matches their desired purchase is becoming more-and-more important every single day. So, if you think about the journey of becoming aware of Copart and signing-up, becoming a member and then from membership to bidding and then to buying, us connecting that buyer to that vehicle, we believe is more important than ever.

And then finally, I think about accuracy. Every time that we can automate something and use AI, we eliminate errors and improved accuracy is one of our core tenants in Copart and continuing to make sure that we have less and less opportunity for mistakes. Looking at OpEx per car in Q4 ‘26 versus Q4 ‘25, we are up 12.7%. Leah will talk more about expense control. My point is that we are focused on it. We are going to be working towards reducing our costs on a per car basis.

Finally, let me close by talking about our most recent announcement. We have agreed to acquire ACV, one of the largest primarily digital automotive marketplaces in the country. ACV sells more than 800,000 vehicles each year and importantly, operates with virtually no land of its own. We are excited about using our locations as staging areas for their vehicles and combining our global buyer base with their digital marketplace and remarketing technology.

Copart and ACV are highly complementary. We bring physical scale, deep institutional relationships, salvage expertise and international buyer demand with more than 275 locations, over 4 million vehicles sold a year and approximately 1 million members across more than 185 countries. ACV brings dealer liquidity and relationships and inspections and valuation technology, transacting approximately $10 billion of gross merchandise value in 2025 across more than 22,000 active buyers. Together, Copart and ACV create a more complete automotive marketplace, connecting the right vehicle to the right buyer through the right channel without forcing every vehicle into a single operating model. For dealers, that means one partner to value, manage and dispose of virtually every used vehicle they touch. For commercial consigners like banks, rental car companies, fleet and leasing companies, it means one national relationship across multiple disposition channels, optimizing net proceeds. For buyers, it means unparalleled wholesale selection at every price point with integrated transportation and complete vehicle marshaling. Copart has a very strong track-record of driving strong return on invested capital across the businesses it has acquired and we view this transaction in the same framework as our past acquisitions. We expect the transaction to be accretive to earnings in the first full year and we will provide more details after it closes. We are excited about ACV’s People First culture, which fits naturally with our own culture. This is an all-cash transaction funded from cash-on-hand with no financing conditions. It’s structured as a tender offer, which supports a relatively quick and clean path to closing. It is subject to the customary conditions you would expect, including regulatory review. Both Boards have unanimously approved the transaction. We expect to close by the end of the calendar year and ACV will operate as an independent subsidiary led by its existing team. I will obviously explain more after the close. With that, let me hand it over to Leah, our CFO, who will give you an update on the numbers, and then we will open it up for questions.

Leah Stearns

Thank you, Jay, and good afternoon to everyone on the call. I will lead today with our financial results and per unit economics for the fourth quarter and fiscal year 2026. Then I’ll walk you through our US and international segments and close with capital structure and liquidity highlights. For the fourth quarter, consolidated revenue grew to $1.2 billion, up 2.4% year-over-year, driven by the strength in both service revenues and purchased vehicle sales.

Global service revenue increased more than $13 million or 1.4% and global purchased vehicle sales increased $14 million or 8.3%. For fiscal year 2026, revenue was $4.7 billion, up 0.4% with service revenue up $1 million, which was primarily due to increased international volumes and higher revenue per unit. As a reminder, FY25 included the benefit of Hurricanes Helene and Milton. Excluding the impact of these storms, FY26 total revenue grew 2.4%.

Finally, purchased vehicle sales were up $18.4 million during the quarter or approximately 2.7%. On a per unit basis, fourth quarter revenue per unit increased 5.4% and approximately 5.7% for the full year. Average selling prices continue to expand across the platform with global ASPs increasing 3.5% versus the prior year quarter and 5.5% for the full year. We believe the continued growth in our ASPs reflects the strength of our auctions as our global auction liquidity continues to deliver superior outcomes for our sellers.

Global gross profit for the quarter was $481 million, a decrease of $28 million or 5.5% with gross margin of 41.8%. Our gross profit declines primarily reflect the impact of costs associated with our continued investment across new products and services, including long-haul delivery, Title Express and our dedicated wholesale facilities in the US. For the fiscal year, gross profit was $2.1 billion, down $15.8 million or 0.8% and was flat when you exclude the impact of CAT events in 2025. Gross margin was 44.7% for the full year.

Fourth quarter operating income decreased 10.6% to $368.9 million and for the fiscal year, operating income decreased 2.6% to $1.7 billion. Fourth quarter net income attributable to Copart decreased 17.4% to $327.4 million or $0.35 per diluted common share, which was down 14.6%. As a reminder, we had a one-time $13 million gain on the disposal of assets in the fourth quarter of 2025, this combined with lower interest income in the fourth quarter of 2026, which was a result of our deployment of $1.63 billion into share repurchases earlier in the fiscal year contributed to the year-over-year decline in net income.

For the fiscal year, net income attributable to Copart decreased 4.4% to $1.48 billion or $1.55 per diluted common share. On a global basis, total fourth quarter sold units declined 2.9% year-over-year, while fiscal 2026 units sold declined 5.5% or 3.1% excluding cat units. For the quarter, global assignment volumes decreased 2.2%. And as of year-end, global inventory was down 1% from a year-ago period.

Turning to our US segment. Total revenue was up 0.4% in the quarter as higher revenue per unit largely offset a decline in volume. US service revenue decreased less than 1% for the quarter and less than 2% for the full year, with the full year decline primarily related to the one-time revenue associated with Hurricanes Helene and Milton, which was recognized in fiscal ‘25 and offset by an increase in revenue per car.

US purchased vehicle revenue was up $11.1 million or 10.9% in the quarter with purchased vehicle gross profit up $0.5 million or 8.7%. For the fiscal year, US purchased vehicle revenue increased $15.6 million or 3.9% and purchased vehicle gross profit increased $2.7 million or 10.5%. For the full year, US purchased unit margins were 6.7%, representing an increase of 40 basis points compared to fiscal ‘25.

US facility-related costs increased $30 million or 7.7% in the fourth quarter, which is a 14.2% increase on a per unit basis and again reflects the ongoing investments I referenced earlier. For the full fiscal year, US facility-related costs decreased $11.8 million or 0.7%, while increasing 6.6% on a per unit basis. We continue to invest across our US business on behalf of our sellers and members to enhance the products and services we offer.

That being said, cost management is an equally important component of our long-term strategy, and we believe we can execute on both dimensions. We are focused on managing our facility costs down on a per unit basis through focused cost management across the company. US gross profit was $403.8 million, down 8.3% for the quarter and down 2.7% for the fiscal year, with gross margin of 43.4% for the quarter and 46.8% for the full year.

Our US operating income was $312.2 million, reflecting a 33.6% operating margin for the quarter. Total fourth quarter units sold declined 5.7% and 6.9% for the fiscal year 2026. US insurance volumes decreased 7.5% in the quarter and 8% for the fiscal year, which is primarily a result of the industry trends around claims frequency, which Jay described a few moments ago. Beyond insurance, our diversified seller base is showing signs of inflection.

While our US non-insurance unit volume declined 3.9% for the full fiscal year, which was primarily a result of lower Copart direct units. Our non-insurance unit volume returned to modest growth in the fourth quarter, up 0.2%, marking a strong sequential improvement, which we believe reflects the traction of our commercial and dealer initiatives. Our dealer units grew 5.8% in the quarter and 3.9% for the year.

Blue Car, which serves our bank, rental and fleet partners, expanded nearly 20% over the prior year quarter and 2.4% for fiscal 2026, with continued double-digit growth across our bank and fleet customers. And Copart direct unit volume declined 11.7% in the quarter or 34.5% for the fiscal year ‘26, as we continued to optimize our principal unit strategy. US inventory was down 3.4% year-over-year, with the three main drivers being the decline in assignments of 5%, faster cycle times experienced by our customers and the reduction in overall aged inventory.

In the US, ASPs increased 4.2% in the quarter with full year ASPs increasing 5.5%. US insurance ASPs increased 3.7% or 5.5% for the full year. US non-insurance ASPs increased 5.9% in the quarter or 5.6% for the full year and were led by bank and finance seller ASPs, which were up 12.4% year-to-date and with Copart direct ASPs increasing 29.2%. Turning to our International segment. Fourth quarter revenue grew 11.7% to $22.1 million. The primary source of growth was service revenues, up 15.5% for the quarter and 12.4% for the year, driven by a 3.5% increase in fee revenue per unit and volume growth. International purchased vehicle revenue increased $2.9 million or 4.4% in the quarter, while purchased vehicle gross profit decreased $3.4 million or 22.1%. For the full year, international purchased vehicle revenue increased $2.8 million or 1% and purchased vehicle gross profit increased $2.3 million or 4.5%. International facility-related costs were up $8.8 million or 11.4% in the quarter, an increase of 1.2% on a per unit basis and up $33.3 million or 11.2% for the fiscal year or 7.2% on a per unit basis. The profit picture for international is equally compelling. Our international gross profit increased 11.8% to $77.6 million for the quarter at a 35% gross margin and was $301.9 million for fiscal year 2026, which was up 12.3% and drove a 35.2% margin. International operating income reached $56.8 million, representing a 25.6% operating margin. International ASPs were up 3.3% in the quarter and 7.3% on a full year basis. International Insurance ASPs increased 3.3% for the quarter and 5.2% for the full year. Internationally, the story is one of continued momentum. Total units sold increased 10% in the quarter with insurance units up 11.2% and non-insurance units up 6%. Fee units increased 11.5% for the quarter and 4.6% for the fiscal year and were primarily driven by our UK and Canadian operations. While purchase units increased 0.2% for the quarter and declined 2.1% for the full year. For fiscal year ‘26, total international units grew 3.7%. International inventory ended the quarter up 10.4% from a year-ago period and international assignments grew 10% in the quarter. Our performance continues to reflect the investments we are making in complementary products and services. And as I mentioned earlier, this includes Title Express for insurance customers, long-haul delivery for our members and dedicated wholesale facilities for our dealer and commercial sellers. On that last point, today we have 25 dedicated wholesale facilities co-located at existing Copart locations in the top US metro markets, which serve 80% of the addressable wholesale market. Our investments to date have included facility upgrades, the hiring of skilled technicians and the implementation of technology capabilities to serve this segment of our customers at a superior level. And finally, turning to our capital structure and liquidity. Copart remains in an exceptionally strong financial position. As of the end of July, we had approximately $5.7 billion of liquidity comprised of $4.5 billion in cash, cash equivalents and held-to-maturity securities, plus $1.25 billion of capacity under our revolving credit facility with no debt outstanding. Our balance sheet gives us tremendous flexibility to be opportunistic investors throughout business and credit cycles. Accounting for the consideration associated with the ACV transaction we announced a short while ago, we will still retain significant financial flexibility and capacity to drive further accretive investments. We continue to focus on driving best-in-class outcomes for our customers while generating superior long-term returns for our shareholders. Thank you. And with that, Jay and I would be happy to take your questions.

Operator

Thank you. And the first question comes from the line of Bob Labick with CJS Securities. Please proceed.

Bob Labick

Good afternoon, and congratulations on buying a great company and getting a great management team as well.

Jay Adair

Thank you, Bob. We’re excited about it.

Bob Labick

Yeah. It’s really exciting. And just on that, can you talk a little bit about the fit of ACV into the Copart culture, could you guys have such a stronger culture and tell us how they fit into it?

Jay Adair

Sure. Yeah, George and I have gotten to know each other really well as well as many of his senior team. It’s one of the things I talked about. They really — they have a start-up mentality the way they run the company. They think very agile and there is non-corporate and I would say is non-large public company as you can get. They think scrappy like we do and you’ve heard me use those terms in the past. We are a very scrappy company that can make decisions very quickly and they have that same — they have very much that same culture.

Additionally, I’d say, there’s a — there’s a friendship culture that they have. We’re all friends in this company. We get along. I mean, we don’t just get along, we hang out together. So it’s one of those things where we’re all pretty chummy and I notice that with them as well. So they’re going to fit-in perfect. We’re about winning. They’re about results-driven culture and I think we’re just going to get along great. We’re going to put these two companies together and it’s going to be it’s going to be amazing.

Bob Labick

That’s great. And then you said they’re going to operate as a subsidiary. So, I’m assuming that means you’ll retain each of the brands. Is that right?

Jay Adair

We’re going to — we’re going to — yes, for sure, we’re going to maintain both brands, but look, make no mistake, we are going to integrate buyers. We’re going to integrate the liquidity of the buyers so that they’re available on both platforms. But they will be marketing that product separately. They’ll be selling those cars on that website separately from Copart. They’ll be utilizing the logistics of Copart.

We can move a vehicle anywhere in the country in less than 24 hours and we do it sometimes over 15,000 times to 20,000 times a day. So, there’s a bunch that we bring to the table, but there’s also a bunch that they bring to the table with their technology and their buyer base. So, it’s — they’re going to be separate brands, but they will be — they will be integrated on some level between buyers and experiences, that kind of thing.

But again, separately — separate websites separately operating.

Bob Labick

Okay, great. And last one for me, I’ll jump back, I promise. But obviously, you already have some whole cars and you have massive auction liquidity. Just thinking over the next several years, how does growing your liquidity in whole car and going up value in dealers a dealer ultimately benefit your insurance customers as well?

Jay Adair

Well, I think it’s just — it’s obvious it’s going — I mean, I feel like it’s a loaded question. You knew the answer, but you want me to answer it anyway. But it is — it is obvious that as we bring in more independent dealers, yes, you’re right, we have a huge number of independent dealers today. As we bring in more independent dealers, in their case, more franchise dealers, they have more franchise dealers than we do.

So, as we bring in more of those buyers, that will improve returns, especially when you start to look at insurance damaged vehicles. More often than not, now you’re seeing cars that don’t look like they should have been totaled, but they’re economic totals. And so while they’re still drivable, while they’re repairable, they’re economically totaled. And so that’s going to help on that front. On their — on their units, they have a certain amount of trade-ins that are on the lower-end that our international buyers, especially Mexico, just love those vehicles.

And so given our network of — one of the things that you challenge logistically is if you buy 50 cars from dealerships and they’re staying at the dealership, how does a nine car get-in there to pick those up. With Copart, we can move those vehicles over to Copart and then a nine car coming through can pick those up on their time and bring them down to Mexico or bring them to a port where they’re going to be shipped. So the international play and the logistics play is going to become real powerful.

Bob Labick

That’s great. Really exciting stuff. Thanks, Jay.

Jay Adair

Thank you. Thanks, Bob.

Operator

The next question comes from the line of Craig Kennison with Baird. Please proceed.

Craig Kennison

Hey, good afternoon. Thank you for taking my question as well. I wanted to ask, Jay, I’m trying to anticipate, I guess, where you may want to invest in ACV to accelerate the growth plan? It sounds like you plan to leverage existing land. Do you need to invest in people or technology? Or do you need new parts of the business like wholesale financing or you intend to get into reconditioning? Just trying to get the scope and scale of where your investments may be.

Jay Adair

Sure. Some of the investment, Craig, is going to be in training. So we’ve got to bring the ACV folks up to speed on what Copart can do and what offerings we have, and we’ve got to do the same thing for Copart. So, we’ve got to bring some of the Copart folks up to speed on what ACV products and services are. Some of the investment will be in making areas for our facilities that are specialty for ACV. So that they’re not considered Copart areas. They’ll be partitioned off and separated so that they’re for ACV. And then part of the investment will be technology. We’re going to — we’re going to keep — we’re doubling down on tech right now. I mean, there’s no question about that. We are — there is a buzz at Copart right now about all that we’re accomplishing and that we’re getting done at Copart on the technology front, and that will continue with this with this deal. So, you’ll see a continued investment in ACV as well as Copart on tech and making tech that enables the buyer to come in and access both products. And so they are separate, but they feel — they feel connected.

Craig Kennison

Thank you. And then with respect to your core operations, Jay, I think you mentioned your operating cost per vehicle were — they were up 12% and you had a plan to address that. Can you help us understand that plan?

Jay Adair

Yeah. I mean, we’re on it. That’s really all I can tell you. We’re aware of it. We’ve identified it and we are on it. We are going to be focusing on reducing cost and getting that cost-down. And so, in just focusing on the cost, that’s going to be one-piece of it. The other side is as we bring more units through, we’re going to leverage those costs through more units. So the per car, I fully anticipate per car cost to come to go down.

Craig Kennison

And on that unit side, I know you mentioned one customer loss, but has the drama died down or are there still RFPs out there that lead to uncertainty?

Jay Adair

I don’t think there’s any drama. I mean, if anything, there’s swagger maybe right now is what I would say at Copart. We’re pretty pumped up about where we’re headed and we’ve got — we’ve got a lot of great people that are kicking ass and that’s going to continue. That’s not going to change. And I feel wonderful about our relationships with our existing customers. So, everything is good. I don’t really have anything that I would say right now is drama. I think everything is really positive.

Craig Kennison

Great. Well, thank you.

Jay Adair

Thanks, Craig.

Operator

The next question comes from the line of Chris Bottiglieri with BNP Paribas. Please proceed.

Ian Davis

Hey, this is Ian Davis on for Chris. Thanks a lot for taking our questions here. First one for me is, how should we think about opportunities for future M&A from here. Do you think this acquisition precludes you from doing another deal with substantial size for a little while? I know there were some rumors floating around for other opportunities towards tech services. So just wanted to get thoughts on other acquisitions and maybe SaaS-based models that could further improve your access to data from here?

Jay Adair

Yeah. No, I don’t think this prohibits us from doing any future acquisitions. We’re looking at other businesses that we may want to acquire in the auction space. So, we’ve got a lot of options. Even with this deal done, we’ve got over $2 billion of cash on our balance sheet. So, I think we’re in a great spot. What really matters to me is that we buy companies that make sense that fit-in with Copart and that Copart can add a lot of value.

I’m not really big on buying businesses that are — I’m not going to go out and buy hotels tomorrow because Copart books hotel rooms across the country. That’s not synergistic enough. In this case, this is going to be a sharing of customers, sharing of buyers. Remember, we do a bunch of wholesale today already. So, a bunch of the customers that are with ACV or with Copart. So we’re sharing customers, we’re sharing buyers in some cases and now we have the ability to put this network of facilities and logistics network.

By the way, ACV has got a logistics engine internally that they’ve developed as well. So there’s a lot of benefit here. If there’s something in the future that has similar benefit, we’ll look at it.

Ian Davis

Got it. That’s helpful. And then I think thinking about that international pillar, what’s the frame — what’s the frame, the way to frame your thinking there? And you know, is this something that you — as you want to strike a balance between greater debt and expanded capabilities in existing international markets or maybe pursuing completely new international markets? Is that — how should we think about that for the coming year or two? And what role would potential bolt-on M&A play into that part?

Jay Adair

Yeah, we’re profitable in all of our international markets now, and that was something that we wanted to see. But do we want to expand in the existing markets? Absolutely. I think what we said for the quarter, we were up 10%. So, we want to expand in the existing markets. Do we want to expand outside of those markets into new countries? The answer is yes.

Ian Davis

Got it. Thanks a lot. Appreciate it.

Jay Adair

You bet.

Operator

The next question comes from the line of John Healy with Northcoast Research. Please proceed.

John Healy

Thanks for taking my questions. Jay, I wanted to ask just about how the transaction is structured with the tender offer. I know you mentioned that helps close faster. But in curious if there’s any sort of guardrails on the transaction. Is there any sort of like a breakup fee or is there anything that prohibits a competing tender offer that would — you guys have evaluated or any parameters or — I mean, in any way you’ve kind of attempted to get deal certainty with us?

Jay Adair

I mean it’s a publicly-held company. So some of the — what you would expect in terms of Go-shop or breakup fees exist. But at the end of the day, I think we’ve — I think we negotiated a good deal for both of us. I think it makes sense for both companies.

John Healy

Okay. Could you share with us as I haven’t seen any filings at what those might be, the breakups or GO-shops or anything like that?

Jay Adair

No, not really. I think it’s best that it just comes out in the filings.

John Healy

Okay.

Jay Adair

I don’t think it’s — I don’t think it’s appropriate for the call, but for one, but for two, I’m not a lawyer.

Leah Stearns

So John, you should be able to see some the detail there.

John Healy

Understood. And then, just you guys have made a GO at in the past and you’ve had the blue car. I think you had Copart GO, you had Copart dealer services and some different iterations of things. And just curious your thoughts kind of thinking backward, you’ve had traction, but maybe not as big of a splash as maybe we would have thought or maybe hoped for. So, was it just the branding and maybe that’s a big part of the ACV of value to you guys is just kind of keeping it distinctly and kind of their presence in the mind of dealers.

Just kind of curious what you’ve kind of learned in the past iterations of the whole car strategy and how that kind of might have evolved with what you’re going to do going forward. Thanks.

Jay Adair

Well, sure, happy to do that for you. If you go back 20 years ago, literally, there was no dealer services at Copart. We founded that in 2007 and there was definitely no blue car. And yet if you look at non-insurance, it’s 25%, 26%, 24%. Around a quarter, okay. So it’s roughly a quarter of our volume today. So given that, I think we’ve been very successful.

But to get into those franchise dealers and get into the higher-end trades, I think does take a different product. And ACV is a different product than Copart. The way they inventory the vehicle all the way through to the condition report, it is different. So I think this opens up the world and our ability to do a lot more vehicles in that space.

John Healy

Understood. And great. Good luck with things. Thanks.

Jay Adair

Thank you, sir. Appreciate it.

Operator

The next question comes from the line of Bret Jordan with Jefferies. Please proceed.

Jay Adair

Hey, Brett.

Bret Jordan

Hey guys, how’s it going?

Jay Adair

Good.

Bret Jordan

On the — one of your peers seems to have been using price to gain some volume. And I guess, could you talk about what you’re seeing sort of in the market on the insurance side around pricing is behavior getting back to rational?

Jay Adair

I mean, look, you have two options in this business, you either can generate the liquidity and get the returns on the units that are going to generate — that are going to bring the dollars in for the customer or you’ve just got to cut pricing dramatically because you’re not getting the returns and that’s how you offset that weakness. And at the end of the day, we don’t need to play that game. We’ve got — we’ve got an amazing liquidity. This is only going to make it better.

We are going to be that much stronger in terms of our returns and our prices. I mean, think about every car that is — that is not damaged or lightly damaged is going to be put in front of thousands of dealers. I mean that alone gets me excited. So I’m not concerned about pricing per se going-forward? I’m focused on improving liquidity, so it’s even more compelling.

Bret Jordan

Great. And then I guess you mentioned ACVA Bank relationships on the commercial side. Given you have physical real-estate, could you sort of expand a repo business with this relationship or is — is that something just the path you don’t want?

Jay Adair

I mean, we don’t — no, we didn’t buy a repo business. We’re not repossessing

Bret Jordan

(Multiple Speakers) the total repo business just given the bank relationships that they may have.

Jay Adair

We love selling repos. I don’t think I want to be the guy on television that picks the car up at someone’s house. So, I don’t think we want to actually do the repo, but we love selling repos. We love picking them up from the repo lots and then auctioning them off. So we’re going to focus heavily on that.

Bret Jordan

Great. Thank you.

Jay Adair

You bet. The next question comes from the line of Jeff Lick with Stephens. Please proceed.

Jeff Lick

Good afternoon. Thanks for taking my question. I’ll add my congratulations. It’s a great acquisition. I think you guys are going to do great with it.

Jay Adair

Thank you, Jeff.

Jeff Lick

Yeah, I was curious, you mentioned your real-estate of your properties in kind of melding that in with ACV. And I was curious, is that along the lines of their commercial business or do you see a way on their dealer business as well? Obviously, part of the allure or the value of on the digital business is the car sits there, you don’t have the cost of the move, sometimes you can actually consider wholesaling or retailing at the same time. Do you see ways where you might actually be able to bolster the product offering on the dealer side as well using physical locations?

Jay Adair

Well, let me start by saying they’ve built an amazing business selling over 800,000 cars, of which the majority are sold at the dealership. That said, there are some dealers that get frustrated that the vehicles — they’ve got limited inventory. They want the vehicles moved. So, I think it’s both is the answer to your question. It’s going to — it’s going to enhance the vehicles that are sold at dealerships where they need to be moved.

It’s going to enhance when the buyer has bought the vehicle, but they don’t want to pick it up for two weeks. We can move it to our location and store it until the buyer has time to get it. And then I say both because then it’s also going to help on the commercial side. So when it comes to repos, that was the last question. Repossessions can’t be kept at the repo lot and sold, they have to be brought to Copart. So, we’ll bring them in and then we’ll auction them off. So I think it’s both.

Jeff Lick

And then just a quick follow-up on international. During your kind of introductory call, you had mentioned about Germany and how you’re using that as a model on the consignment side. I was wondering, it’s always struck me as a little counterintuitive that Europe isn’t a little more into the salvage business. If you could just kind of update where that is in other countries?

Jay Adair

Sure. I mean, there’s some markets that are similar to the US model and there are some markets that are similar to the German model. And I would say the good news is that we figured out — we figured out the German model. We’ve had the US model figured out for quite a while, but we’ve now got the German model figured out. So, it’s time to start growing and it’s time to start expanding across Europe and we’re going to be doing that.

Jeff Lick

And do you think the current growth rate you’re at, where you’re kind of growing low-double-digits that sustainable for a reasonable time?

Jay Adair

I never give guidance on growth. But I’m just telling you — I’m just telling you as the CEO that we’re going to start growing in those markets.

Jeff Lick

Awesome. Thanks very much and best of luck.

Jay Adair

You bet. Thank you.

Operator

The next question comes from the line of John Babcock with Barclays. Please proceed.

John Babcock

Hey, guys. Thanks for taking my questions. Just first one is a clarification question. I think in the press release it mentioned you expecting the deal to be accretive in fiscal ‘28. I was just quite curious because I think you might have mentioned accretive this year. So is it supposed to be accretive this year or next year?

Leah Stearns

Yeah. Sorry, John. Well, we expect the transaction to be breakeven in the current — effectively accretive in the first full year, which will be in FY28.

John Babcock

Okay. Got you. That’s helpful.

Leah Stearns

I said given there’s uncertainty in terms of when it closes, we’ve just guided to FY28.

John Babcock

Okay. That makes sense. And then next one I was wondering, I just want a little bit of clarity on the increase in spending that you had. I was wondering how much of that is driven by your own decision to increase investments in the business versus increases in costs that you can’t control?

Leah Stearns

So the majority of it is driven by the introduction of new products and services. So for example, I think $17 million of the year-over-year increase in our facility operations cost was driven by increased costs associated with our long-haul delivery service. And again, that’s a business that we typically generate a nice margin on. So, from where we stand, some of this is purely discretionary if we see the revenue coming from a product like that, we’re willing to for-go — we’re willing to take on the additional costs associated with it.

And the vast majority of the costs that we have incurred year-over-year have been associated with products and services that we’ve introduced for customers as well as bringing on additional capacity with new facilities. So, only a small portion was related to increase in fuel costs, for example, as a result of some of the elevated cost environment that the broader economy is experiencing.

John Babcock

Okay. And then I guess just as a follow-up to that, on the call-in early July, you talked about increasing spending and I mean that basically happened partway through the quarter. So, I’m just kind of curious, should we expect that the magnitude of spending should increase further in the coming quarter as you start to hit more of a run-rate for the quarter or how would you have us think about that?

Leah Stearns

Sorry, we don’t guide specifically to costs or to any of the metrics on the P&L, but I would say we continue to see opportunities to drive growth across the new products and services that we’re offering. So from that, you can extrapolate your expectation with respect to how costs will trend.

John Babcock

Okay, thanks. And then just one last question, if you don’t mind. You mentioned that you’re not concerned about pricing. Should we think that margins should be comparable next year or are there pressures that could weigh on them?

Jay Adair

Yeah. I mean, like Leah said, I’m going to jump-in because we just don’t give guidance on earnings or any of that. We’re very focused on making sure our customers are happy and we’re very focused on increasing by our liquidity and we’re — we’re focused on cost-control and we’re going to try and reduce cost per car. So that’s what we’re letting the Street know and then you’ll see the results.

John Babcock

All right. Sounds good. Thanks for the help.

Jay Adair

Thank you, John.

Operator

And the next question comes from the line of Jash Patwa with JPMorgan. Please proceed.

Jash Patwa

Hi, good evening and thanks for taking my questions. Congratulations on the acquisition announcement as well.

Jay Adair

Thank you.

Jash Patwa

Just on ACV auctions. The Wiper technology in particular seems like a very compelling tool. I was curious if that is something you’d look to deploy at the salvage yards to accelerate intake and condition reporting. And relatedly, is there an opportunity to bring ACV’s dealer-to-dealer wholesale auction capabilities to international markets? Thanks a lot for follow-up.

Jay Adair

Yeah, we’re going to look at — we’re going to look at everything that we can do internally. So, we’ll be forming a team to see what benefits we can bring from ACV over to Copart, what benefits you can bring from Copart over ACV. And we’ve made it very clear that we’re looking at expanding domestically in whole car right now and internationally in insurance and in salvage. And so we’re going to continue on that path.

Jash Patwa

That’s clear. Thanks. And just as a quick follow-up, could you give us a refresher on RPU composition within the US insurance business? I’m just wondering how large a share is the fixed-fee from insurance carriers today and how that has evolved over the past few years? And more broadly, as the value of your service improvements compounds with rising repair and rental car costs, is there an opportunity to capture more of that in how you’re compensated? And where else in the claim process do you see room to take on more for carriers? Thank you.

Leah Stearns

So Josh, I would say we don’t speak specifically to our pricing strategy, but we certainly have had an opportunity to expand products like Title Express to our customers, which has driven an increase in revenue per unit over the course of the last several years. So, we will continue to look for ways to add incremental value. For example, offering loan payoff products for our carrier customers.

Those will come along with additional fee opportunities, but we won’t speak specifically to the mix or how that pricing strategy is developed.

Jash Patwa

That’s helpful. Thanks and good luck.

Leah Stearns

Thank you.

Operator

Thank you. This concludes our Q&A session. And I’d like to hand the call back to Jay Adair for closing remarks.

Jay Adair

Thanks, sir. Appreciate it. George, if you’re listening, we’re excited and I couldn’t be more excited to be your partner on this. It’s great to be back at Copart. I look forward to all that we’re going to do together. Again, I’m going to reiterate the fact that we are focused on speed and that we are as a team, we’ve got great people and we are super fired up. So I can’t wait to report on the next quarter.

I look forward to all that we’re going to do and I thank you all for attending today. Thanks so much. Bye.

Operator

Thank you. This concludes today’s conference. You may disconnect your lines at this time and we thank you for your participation.

Additional Information and Where to Find It

The tender offer has not yet commenced. This document is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any securities of ACV Auctions Inc., a Delaware corporation (“ACV”) or any other entity, nor is it a substitute for any tender offer materials that Copart, Inc., a Delaware corporation (“Parent”), Apple Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent or ACV will file with the U.S. Securities and Exchange Commission (“SEC”). A solicitation and an offer to buy securities of ACV will be made only pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC, and ACV thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

SECURITYHOLDERS AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITYHOLDERS SHOULD READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of ACV at no expense to them.

The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “Financial Resources—All SEC filings” section of Parent’s investor relations website at https://www.copart.com/content/us/en/investor-relations. The Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that ACV has filed with or furnished to the SEC will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “SEC Filings” section of ACV’s investor relations website at https://investors.acvauto.com.

Forward-Looking Statements

The contents of this transcript include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”,

“seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance.

Forward-looking statements include, without limitation, statements regarding the tender offer, the merger and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of ACV and Parent, including, without limitation, the anticipated benefits, cost and revenue synergies and other opportunities of the transaction, the expected impact of the transaction on Parent’s revenue growth, the combined company’s growth profile and strategy, the expected impact to Parent’s earnings per share, and the ability of Parent to integrate ACV and to advance its business, products, technology and platform; and any assumptions underlying any of the foregoing.

Parent’s and ACV’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, uncertainties as to the timing of the tender offer and the merger; the risk that the tender offer or the merger may not be completed in a timely manner or at all; uncertainties as to the percentage of ACV’s stockholders tendering their shares in the tender offer; the possibility that competing offers or acquisition proposals for ACV will be made; the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), including the risk that the anticipated cost and revenue synergies and other benefits of the transaction are not realized when expected or at all; risks related to the integration of ACV’s business, operations, technology and personnel; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require ACV to pay a termination fee or other expenses; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on Parent’s business; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on ACV’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; risks related to diverting management’s attention from Parent’s and ACV’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense, indemnification and liability.

A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in Parent’s SEC filings and reports, including in Parent’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as in ACV’s most recent Annual Report on Form 10-K and its subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this transcript. Parent undertakes no obligation to publicly update or revise the information in this transcript, including any forward-looking statements, except as may be required by law.